Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES INCREASED SILVER AND GOLD PRODUCTION FOR THE
FOURTH QUARTER AND FOR THE YEAR 2010 AT THE SAN JOSÉ MINE

TORONTO, ONTARIO – January 19, 2011 - Minera Andes Inc. (the “Corporation” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF) announces the San José mine production results for the fourth quarter of 2010 and the year ended December 31, 2010.  During the fourth quarter, the San José mine produced 1,871,440 ounces of silver and 26,141 ounces of gold, of which 49% is attributable to Minera Andes.  For the full year of 2010 silver production was 5,323,842 ounces and gold production was 84,303 ounces.

SAN JOSÉ MINE PRODUCTION COMPARISON (100% BASIS)*
Production	Total 2010	Q4 2010	Q3 2010	Total 2009	Q4 2009
Ore production (tonnes)	461,134	135,710	112,681	460,971	100,460
Average head grade silver (g/t)	397	475	423	398	351
Average head grade gold (g/t)	6.14	6.34	6.42	6.19	7.34
Silver produced (ounces)	5,323,842	1,871,440	1,408,501	4,997,700	1,032,025
Gold produced (ounces)	84,303	26,141	22,025	77,075	19,961
Silver equivalent production (ounces)	10,382,041	3,439,929	2,729,995	9,622,222	2,229,687
Net silver sold (ounces)	5,169,675	1,916,163	1,219,676	5,072,023	988,747
Net gold sold (ounces)	83,326	26,900	19,932	77,220	19,233
*49% of the San José mine production is attributable to Minera Andes Inc.

Fourth quarter 2010 silver production was 33% higher and gold production was 19% higher compared to the third quarter of 2010.  The increase in silver and gold production was the result of increased mill throughput, increased metallurgical recoveries for silver and gold, and higher grades for silver compared to the third quarter.  The mill is currently operating routinely at full capacity.  The increase in mill throughput was due to the development of additional production areas in the mine, and the improved silver grade was due to production from higher grade silver areas and because of incremental silver production from the Merrill Crowe circuit in the mill.  Fourth quarter 2010 silver production increased 81% and gold increased 31% compared to the fourth quarter of 2009.  Production in the fourth quarter of 2009 was reduced because of 15 days of labour disruptions.

Fourth quarter production cost information will be provided jointly with the financial results for the fourth quarter which are due to be filed at the end of March 2011.

Sales of silver and gold were 57% and 35% higher, respectively, in fourth quarter of 2010 compared to the third quarter as a result of increased ore production and a decrease in products inventory.  Compared to the same quarter last year, sales of silver and gold in the fourth quarter of 2010 were 94% and 40% higher, respectively.  This was mainly due to increases in mill throughput, metallurgical recoveries and head grades.

Minera Andes Inc.	News Release 11-1 Page 1

This news release is submitted by James K. Duff, Chief Operating Officer of Minera Andes Inc.

About Minera Andes Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: A 49% interest in Minera Santa Cruz SA, owner of the San José Mine in close proximity to Goldcorp Inc.’s Cerro Negro project; 100% ownership of the Los Azules copper deposit with an inferred mineral resource of 10.3 billion pounds of copper and an indicated resource of 2.2 billion pounds of copper; and, 100% ownership of a portfolio of exploration properties bordering Goldcorp Inc.’s Cerro Negro project in Santa Cruz Province. The Corporation had $10 million USD in cash as at September 30th 2010 with no bank debt.  Rob McEwen, Chairman and CEO, owns 33% of the company.

About Minera Santa Cruz Minera Santa Cruz SA is a joint venture owned 51% by Hochschild Mining Argentina, a wholly owned subsidiary of Hochschild Mining plc, and 49% by Minera Andes S.A., a wholly owned subsidiary of the Corporation. The joint venture owns and operates the San José property.

About Hochschild Mining plc Hochschild Mining plc is a leading precious metals company listed on the London Stock Exchange (HOCM.L / HOC LN) with a primary focus on the exploration, mining, processing and sale of silver and gold. Hochschild has over forty years of experience in the mining of precious metal epithermal vein deposits and currently operates four underground epithermal vein mines, three located in southern Peru, one in southern Argentina and one open pit mine in northern Mexico. Hochschild also has numerous long-term prospects throughout the Americas.

For further information, please contact: Andrew Elinesky or visit our Web site: www.minandes.com.

Andrew Elinesky Controller 99 George St. 3rd Floor, Toronto, Ontario, Canada. M5A 2N4 Toll-Free: 1-866-441-0690 Tel:647-258-0395 Fax: 647-258-0408 E-mail: info@minandes.com

Reliability of Information
Minera Santa Cruz S.A., the owner and operator of the San José mine, is responsible for and has supplied to the Corporation all reported results from the San José mine. This press release is based entirely on information provided to Minera Andes by Minera Santa Cruz S.A. (“MSC”). Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates other than MSC do not accept responsibility for the use of project data or the adequacy or accuracy of this release. As the Corporation is not the operator of the San José mine, there can be no assurance that production information reported to the Corporation by MSC is accurate, the Corporation has not independently verified such information and readers are therefore cautioned regarding the extent to which they should rely upon such information.

Minera Andes Inc.	News Release 11-1 Page 2

Caution Concerning Forward-Looking Statements:
This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results, including the outcome of pending and current litigation. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks

Readers should not place undue reliance on forward-looking statements or information. The Corporation undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Corporation's annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

Minera Andes Inc.	News Release 11-1 Page 3